UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2

BERKELEY LIGHTS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

084310101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084310101	13G	Page 2 of 9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Igor Y. Khandros
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,783,384
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,783,384

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,783,384
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.0% based on 67,474,697 shares of Common Stock outstanding as of October 29, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

12.	TYPE OF REPORTING PERSON IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 084310101	13G	Page 3 of 9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Khandros-Bloch Revocable Trust U/A/D January 24, 1997
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,783,384
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,783,384

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,783,384
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.0% based on 67,474,697 shares of Common Stock outstanding as of October 29, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

12.	TYPE OF REPORTING PERSON OO (Trust)

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 084310101	13G	Page 4 of 9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Susan Bloch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,783,384
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,783,384

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,783,384
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.0% based on 67,474,697 shares of Common Stock outstanding as of October 29, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

12.	TYPE OF REPORTING PERSON IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 084310101	13G	Page 5 of 9

Item 1(a).	The name of the issuer is Berkeley Lights, Inc.

Item 1(b).	The address of the principal executive offices of the issuer is 5858 Horton Street, Suite 320, Emeryville, California 94608.

Item 1(c).	Name of Person Filing:

This statement on Schedule 13G is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by Igor Y. Khandros, the Khandros-Bloch Revocable Trust U/A/D January 24, 1997 and Susan Bloch (the “Reporting Persons”).

Item 1(d).	Address of Principal Business Office or, if none, Residence:

The address of each of the Reporting Persons is c/o Nutcracker Therapeutics, Inc., 5858 Horton Street, Emeryville, California 94608.

Item 1(e).	Citizenship:

Igor Y. Khandros and Susan Bloch are each citizens of the United States. The Khandros-Bloch Revocable Trust U/A/D January 24, 1997 was formed under the laws of the State of California.

Item 1(f).	Title of Class of Securities:

Common Stock, par value $0.00005 per share

Item 1(g).	CUSIP Number:

084310101

Item 2.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 084310101	13G	Page 6 of 9

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 3.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 8,783,384.

(b)

Percent of class: 13.0% based on 67,474,697 shares of Common Stock outstanding as of October 29, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 8,783,384.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 8,783,384.

All shares reported in this statement are held in the name of the Khandros-Bloch Revocable Trust U/A/D January 24, 1997. Igor Y. Khandros and Susan Bloch are co-trustees of such trust.

Item 4.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 084310101	13G	Page 7 of 9

Item 5.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 6.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 7.	Identification and Classification of Members of the Group

Not applicable.

Item 8.	Notice of Dissolution of Group

Not applicable.

Item 9.	Certifications

Not applicable.

Exhibits

Exhibit 99.1	Agreement Regarding Joint Filing of Statements on Schedule 13G

CUSIP No. 084310101	13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2022
Date

/s/ Igor Y. Khandros
Igor Y. Khandros Individually and as Trustee of the Khandros-Bloch Revocable Trust U/A/D January 24, 1997

February 4, 2022
Date

/s/ Susan Bloch
Susan Bloch Individually and as Trustee of the Khandros-Bloch Revocable Trust U/A/D January 24, 1997

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations.

(See 18 U.S.C. 1001)